SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

     TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF) 02.558.118/0001 -65

NOTICE TO THE MARKET

Telemig Celular Participações S.A. (“Company”) publicly informs that, on the present date, it received a letter from its indirect controlling shareholder, Mem Celular Participações S.A. (“Mem”), Corporate Taxpayers’ ID (CNPJ/MF) 02.607.723/0001 -89, which includes the following notice to be released by Mem to the market:

     “MEM CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers ID (CNPJ/MF) 02.607.723/0001 -89
NOTICE TO THE MARKET

Mem Celular Participações S.A., as the direct controlling shareholder of Newtel Participações S.A., and indirect controlling shareholder of Telpart Participações S.A., Telemig Celular Participações S.A., Telemig Celular S.A., Tele Norte Celular Participações S.A. and Amazônia Celular S.A. (the “Companies”), publicly informs its decision to engage Merrill Lynch & Co. to develop studies and adopt processes aiming at the analysis of strategic alternatives related to its investments in Telemig Celular S.A. and Amazônia Celular S.A..

The Management of the Company will inform the market should any relevant information on this matter arise.

Rio de Janeiro, January 29, 2007.
Alberto Ribeiro Güth
Investor Relations Officer
Mem Celular Participações S.A.”

Brasília, January 30, 2007.

Oscar Thompson
Head of Investor Relations of
Telemig Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO, CFO and Head of Investor Relations